UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03025867


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 333-86936

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
ONE MERCEDES DRIVE
MONTVALE, NJ 07645

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

DAIMLERCHRYSLER AG
EPPLESTRASSE 225
70567 STUTTGART
GERMANY

REQUIRED INFORMATION

Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Mercedes-Benz USA, LLC Employee Retirement Savings Plan Committee, which is the Plan Administrator of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercedes-Benz USA, LLC
Employee Retirement Savings Plan



Date June 26, 2003

Tracey L. Matura, Vice-President,
on behalf of the Mercedes–Benz USA, LLC
Employee Retirement Savings Plan



Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Bronxville, NY • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Plan Administrator and Participants
Mercedes-Benz USA, LLC
Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



J.H. Cohn LLP

Roseland, New Jersey
June 26, 2003



MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31,	*2002*	*2001*
ASSETS:		
Investments at fair value:		
Frank Russell Trust Company Commingled		
Employee Benefit Funds:		
Equity I Fund	**$ 44,418,756**	$ 57,445,169
Global Balanced Fund	**36,401,545**	42,270,568
Fixed Income I Fund	**25,490,349**	19,737,389
Money Market Fund	**16,003,914**	13,103,975
Small Cap Fund	**1,962,116**	2,018,873
Growth Fund	**1,740,910**	1,369,207
Russell 1000 Index Fund	**1,166,118**	898,988
Value Fund	**1,299,219**	701,845
International Fund	**438,041**	204,177
DaimlerChrysler Stock Fund	**442,004**	140,053
Participants' loans receivable	**2,440,017**	2,279,840
TOTAL INVESTMENTS	**131,802,989**	140,170,084
RECEIVABLES:		
Contributions:		
Employee	**-**	651,200
Employer	**-**	374,396
Investment income (Note 4)	**20,793**	24,569
Securities sold	**23,102**	-
TOTAL RECEIVABLES	**43,895**	1,050,165
TOTAL ASSETS	**131,846,884**	141,220,249
LIABILITIES:		
Securities purchased (Note 4)	**9,063**	923,573
NET ASSETS AVAILABLE FOR PLAN BENEFITS	**$131,837,821**	$140,296,676

See accompanying notes to financial statements.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

	2002
INVESTMENT INCOME (LOSS) (NOTE 4):	
Net (depreciation) in fair value of investments	($ 16,365,376)
Interest	264,114
Interest on participant loans	199,835
TOTAL INVESTMENT (LOSS)	(15,901,427)
CONTRIBUTIONS:	
Employer	5,432,676
Employees	8,776,966
	14,209,642
TOTAL DEDUCTIONS	(1,691,785)
DISTRIBUTIONS TO PARTICIPANTS	6,767,070
NET DECREASE IN NET ASSETS FOR THE YEAR	(8,458,855)
NET ASSETS AVAILABLE FOR PLAN BENEFITS, Beginning of year	140,296,676
NET ASSETS AVAILABLE FOR PLAN BENEFITS, End of year	$131,837,821

See accompanying notes to financial statements.

NOTE 1: GENERAL DESCRIPTION OF THE PLAN:

The following brief description of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the Plan) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a participant-directed defined contribution plan covering all nonunion employees, as defined, with Mercedes-Benz USA, LLC and its subsidiary and affiliated companies (the Company), which elect to participate in the Plan. Employees may participate in the Plan as of their date of hire. Mercedes-Benz USA, LLC is a wholly owned subsidiary of DaimlerChrysler North America Holding Corporation and, ultimately, a wholly owned subsidiary of DaimlerChrysler AG.

Participants may contribute up to 10% of their gross earnings, as defined, not in excess of $200,000, up to 8% of which may be either before-tax or after-tax dollars. Any contributions above 8% must be made in after-tax dollars. Such contributions are limited to the maximum amount permitted for Federal income tax purposes. The employees are always 100% vested with respect to their own contributions.

During 2002, the Company implemented a "Catch Up" contribution provision to the Plan. Participating employees age 50 and above may elect to make additional pre-tax contributions to the Plan above the Plan's 8% pre-tax maximum. The maximum additional "Catch Up" contribution during the 2002 Plan year was $1,000. Catch Up contributions are not matched by the Company.

The Company matches 75% of employees' contributions up to a maximum of 8% of gross earnings. The Company contributions, which begin after one year of service, together with the earnings or losses on these contributions, will be available to the employees at withdrawal time only to the extent they are vested. All Company contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Otherwise, Company contributions for each year will vest at the rate of 20% per year of service for the first five years of service. After an employee has attained five years of service, all current and future contributions are immediately vested. Forfeiture of non-vested participants' Company contributions reduces the Company contribution in the year of forfeiture. Forfeitures were $66,297 and $56,304 for 2002 and 2001, respectively.

Once reaching the age of 59-1/2, a participant can withdraw all before-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Company contributions) of a participant's after-tax contributions may be made on a quarterly basis. If participants choose to make a total withdrawal, their participation in the Plan is suspended for two years. In addition, participants may withdraw before-tax contributions in the event of a financial hardship in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible following approval by the Savings Plan Committee and in most cases the withdrawal will be subject to Federal income taxes.

NOTE 1: GENERAL DESCRIPTION OF THE PLAN (CONTINUED):

Employees may elect to have their contributions and the applicable matching Company contributions invested in the Equity I Fund, Global Balanced Fund, Fixed Income I Fund, Money Market Fund, Small Cap Fund, Growth Fund, Russell 1000 Index Fund, Value Fund, International Fund and the DaimlerChrysler Stock Fund (collectively, the Trust Fund), or a combination of those funds. Income of each fund is reinvested in that fund.

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan and revise the rate of Company contributions at any time. If terminated, the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA. The Trust Fund is administered by an independent trustee under an agreement with the Company.

The Plan is administered by the Savings Plan Committee appointed by the Company's Board of Directors.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:
Investments in securities and commingled employee benefit funds are valued at the fair market value on the last business day of the year based on quoted market rates from national stock exchanges. Participant notes receivable are valued at cost, which approximates fair value. With respect to pooled funds, the Plan shares in this gain or loss according to the percent of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Loans:
Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point and rates range from 5.25% to 10.5% as of December 31, 2002. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to their respective retirement savings account. The loans have maturities of one to five years or up to fifteen years for the purchase of a principal residence. Loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participants' loans receivable fund.

Distributions:
Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Expenses of the Plan:
All expenses incurred in the administration of the Plan and the trust are charged to and paid by the Company.

Concentration of Risks and Uncertainties:
The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market, interest rates, economic condition, and world affairs.

Financial Instruments:
The fair value of the receivable for investment income and securities sold approximated the carrying values at December 31, 2002 and 2001 due to the short maturities of the instruments.

NOTE 3: TAX STATUS OF THE PLAN:

The Plan has received a favorable determination letter from the Internal Revenue Service on October 6, 1995, which stated the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and are tax exempt. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

NOTE 4: INVESTMENTS:

The following table presents all investments that represented 5% or more of the Plan's net assets:

	December 31, 2002	December 31, 2001
Frank Russell Trust Company Commingled Employee Benefit Funds:		
Equity I Fund	**$ 44,418,756**	$ 57,445,169
Global Balanced Fund	**36,401,545**	42,270,568
Fixed Income I Fund	**25,490,349**	19,737,389
Money Market Fund	**16,003,914**	13,103,975

During 2002, the Plan recorded interest income of $463,949, which includes interest on participant loans of $199,835. During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

Frank Russell Trust Company Commingled Employee Benefit Funds:	
Equity I Fund	**($12,433,121)**
Global Balanced Fund	**(3,957,919)**
Fixed Income I Fund	**2,004,818**
Small Cap Fund	**(705,597)**
Growth Fund	**(532,760)**
Russell 1000 Index Fund	**(296,510)**
Value Fund	**(208,657)**
International Fund	**(71,711)**
DaimlerChrysler Stock Fund	**(163,919)**
	($16,365,376)

NOTE 5: RELATED PARTY TRANSACTIONS:

The Plan's investments are in securities and shares of commingled employee benefit funds managed by Frank Russell Trust Company. Frank Russell Trust Company is the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

	Number of Units	
Frank Russell Trust Company Commingled Employee Benefit Funds*:		
Equity I Fund	1,703,173	$ 44,418,756
Global Balanced Fund	1,439,365	36,401,545
Fixed Income I Fund	1,149,249	25,490,349
Money Market Fund	16,003,914	16,003,914
Small Cap Fund	121,795	1,962,116
Growth Fund	80,152	1,740,910
Russell 1000 Index Fund	38,613	1,166,118
Value Fund	134,078	1,299,219
International Fund	21,600	438,041
DaimlerChrysler Stock Fund*	14,421	442,004
Participants' loans – (233 loans outstanding maturing through 2017 at rates from 5.25% to 10.50%)		2,440,017
Total investments		$131,802,989

* Party-in-interest as defined by ERISA.

See accompanying independent auditors' report.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
INDEX TO EXHIBITS REQUIRED BY ITEM 601, REGULATION S-K

Exhibit No.	Description	Document
23.1	Consent of Independent Public Accountants	2

Exhibit 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-86936 of DaimlerChrysler AG on Form S-8 of our report, dated June 26, 2003, appearing in this Annual Report on Form 11-K of DaimlerChrysler AG, on the financial statements of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan for the year ended December 31, 2002, also appearing in this Annual Report.



J.H. Cohn LLP

Roseland, New Jersey
June 26, 2003